Exhibit 99.1

Westport Completes HPDI Technology Program with Daimler AG

~Westport HPDI 2.0 Meets Challenging Performance Targets~

VANCOUVER, July 9, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today that it has completed an engineering program with Daimler AG to develop and assess Westport High Pressure Direct Injection (HPDI) system for a Daimler heavy duty engine. The prototype HPDI engine met all technical targets resulting in a payment of 2.4 million Euro (approximately $2.7 million USD) by Daimler to Westport. For competitive reasons, further terms of the program have not been disclosed.

About Westport™ HPDI 2.0
Westport™ HPDI 2.0 is the only natural gas technology capable of delivering performance and fuel economy equivalent to that of current high performance diesel-fueled engines, but with diesel substitution of over 90%.  This combination of high performance and high efficiency is critical for heavy-duty engines in demanding commercial applications. In addition to delivering performance and fuel economy, Westport™ HPDI 2.0 is designed to meet the latest in stringent emission regulations, including Euro VI and EPA 2014.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, T 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 09-JUL-15